Crane Harbor Acquisition Corp.

1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

April 21, 2025

VIA EDGAR

Claudia Rios

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. Registration Statement on Form S-1 Filed February 12, 2025 File No. 333-284852

Dear Ms. Rios:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crane Harbor Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM eastern time on Wednesday, April 23, 2025, or as soon as practicable thereafter.

Very truly yours,

/s/ Thomas C. Elliott
Thomas C. Elliott Chief Financial Officer